FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number:  0-31070

Resin Systems Inc.

(Translation of registrant's name into English)

14604 - 115A Avenue

Edmonton, Alberta  T5M 3C5

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit	Description
99.1	News Release, dated July 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2005

Resin Systems Inc.

By:   /s/ Susan Bannerman

Name  Susan Bannerman

Title     Controller

EXHIBIT INDEX

Exhibit	Description
99.1	News Release, dated July 11, 2005.

News Release

RESIN SYSTEMS UPDATES STATUS OF TRADING SYMBOL ON OTCBB

Edmonton, Alberta, July 11, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYE - OTCBB), a composite material products technology company (the "Company"), announced today that its trading symbol on the OTC Bulletin Board ("OTCBB") has been temporarily changed by the OTCBB to "RSSYE" because the Company is late in filing its Annual Report that is required to be filed with the Securities and Exchange Commission.  The Company continues to prepare the filing and expects to file it prior to July 30, 2005, the deadline contained in the OTCBB's rules in order for the Company's shares to continue trading on the OTCBB.  Upon filing of the Annual Report and notifying the OTCBB of such filing, the Company expects that its trading symbol will be reinstated to "RSSYF".  The Company's status on the TSX Venture Exchange remains unchanged.

For more information please contact:

Greg Pendura

Grant Howard

Chairman, President and Chief Executive Officer

Investor Relations

Resin Systems Inc.

The Howard Group Inc.

Phone: (780) 482-1953

Phone:  (888) 221-0915

Fax: (780) 452-8755

Fax:  (403) 237-8387

Email:  gregp@grouprsi.com

Email:  grant@howardgroupinc.com

www.grouprsi.com

www.howardgroupinc.com

This news release contains forward-looking statements within the meaning of U.S. federal securities laws with respect to the timing of the filing of our SEC Annual Report.  You should not place undue reliance on our forward looking statements, as we cannot assure you that the plans, assumptions, intentions or expectations upon which they are based will be realized.  By their nature, forward looking statements involve numerous assumptions, risks and uncertainties. Some of the risks and uncertainties that could affect our future results or could cause our results to differ materially from those expressed in our forward looking statements include our inability to prepare our Annual Report on a timely basis as a result of our staffing levels and unforeseen delays in the preparation or review of the document, including the financial statements included therein.  We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.